

Mail Stop 3628

January 14, 2010

Via Facsimile and U.S. Mail

Don Mark Dominey
President and Chief Executive Officer
Atomic Paintball, Inc.
501 Trophy Lake Drive, Suite 314, PMB 106
Trophy Club, TX 76262

> **Re:** **Atomic Paintball, Inc.**
> **Schedule 14F-1**
> **Filed January 8, 2010**
> **File No. 005-83509**

Dear Mr. Dominey:

We have the following comment on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We are unable to locate an initial Schedule 13D or any amendments filed by Mr. David J. Cutler, who will continue to own 10% of the total number of shares outstanding. Please advise Mr. Cutler to file a Schedule 13D immediately and to provide written confirmation of his understanding that the filing of such a schedule or an amendment at this late date does not and cannot cure past delinquencies, and the filing does not foreclose the Commission from taking any action in the future.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions